United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 1, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 1-31, 2019

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	March 4, 2019
PDMR transactions in company shares	March 13, 2019
Total voting rights and share capital at March 31, 2019	April 1, 2019

March 4, 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2.	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 78,004 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	78,004

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 78,004 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 32,620 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	32,620

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 32,620 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 21,160 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	21,160

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 21,160 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,608 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,608

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 10,608 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2.	Reason for notification
a)	Position / status	Chief Public Affairs & Communications Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,846 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,846

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8,846 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2.	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 9,644 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,644

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9,644 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2.	Reason for notification
a)	Position / status	Chief Human Resources Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 10,353 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,353

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 10,353 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Victor Rufart
2.	Reason for notification
a)	Position / status	Chief Strategy Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 7,852 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,852

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7,852 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Frank Molthan
2.	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 9,788 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,788

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9,788 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 9,133 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,133

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9,133 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ben Lambrecht
2.	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 9,351 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,351

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9,351 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 12,277 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 1 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,277

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 12,277 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	1 March 2019
f)	Place of the transaction	Outside of trading venue - off-market

March 13, 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.330248 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.748	3.998317
		USD $0.00	3.331931

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.330248 Ordinary Shares Aggregated Price: USD $26.589818 per share
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.330248 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.748	3.998317
		USD $0.00	3.331931

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.330248 Ordinary Shares Aggregated Price: USD $26.589818 per share
e)	Date of the transaction	2019-03-11
f)	Place of the transaction	New York Stock Exchange (XNYS)

April 1, 2019

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 March 2019, Coca-Cola European Partners plc had 472,429,792 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 472,429,792 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 1, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary